

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561.

February 2, 2010

Harinder Dhillon
Chief Executive Officer
Warp 9, Inc.
50 Castilian Dr. Suite 101
Santa Barbara, California 93117

> **Re:** **Warp 9, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 30, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 16, 2009**
> **File No. 000-13215**

Dear Mr. Dhillon:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments, in future filings, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 7. Management's Discussion and Analysis of Results…, page 10

Results of Operations for the Year Ended June 30, 2009…, page 13

1. Please provide a more robust discussion of your operating results in MD&A. In doing so, you should provide key drivers including management insights, qualitative and quantitative, behind the change in your significant income statement line items. We further remind you that these factors may or may not be financial. To the extent material and financial, please quantify these drivers individually for your readers. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350, as available on our website at www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 14

2. In future filings, please revise to analyze the underlying reasons for the significant changes in your cash flows and to further explain the variability of your cash flows, rather than merely reciting the information as shown on the face of the cash flow statements. Refer to Section IV of SEC Release No.33-8350.

Item 8. Financial Statements, page 15

Notes to Consolidated Financial Statements, page 21

Note 5. Deferred Tax Benefit, page 25

3. We note the $2,068,708 income tax benefit recognized for the year ended June 30, 2008 in the income statement. It appears you recognized the benefit by reversing the prior year valuation allowance against your deferred tax assets. Please explain and disclose the facts and circumstances leading to the reversal. Given its significance to your financial statements, we believe you should provide similar transparent disclosures in the operating results discussions in MD&A.

Note 12. Commitments and Contingencies, page 30

4. We note your disclosure of $93,000 restricted cash as collateral against a letter of credit. Please separately classify the cash amount as restricted cash on the face of the balance sheet or explain to us why you are not required to do so.

Item 9A(T). Controls and Procedures, page 32

Evaluation of Disclosure Controls and Procedures, page 32

5. We note you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified. Your disclosure includes a partial definition of disclosure controls and procedures. Please note that you are not required to include any of the definition of disclosure controls and procedures, but if you choose to include the definition you must include the "entire definition" which can be found in Exchange Act Rule 13a-15(e). In future filings, please revise your disclosure to either exclude the entire definition of disclosure controls and procedures, or include the entire definition. In this regard, with respect to your current disclosure, please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Management's Annual Report on Internal Control Over Financial Reporting, page 33

6. Refer to the second paragraph of the section. We note your disclosure controls and procedures conclusion in this section. Please clarify for us whether your intent was to address effectiveness of internal controls over financial reporting. If so, please revise your management report to make reference to effectiveness regarding internal control over financial reporting rather than disclosure controls and procedures in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition…, page 11

Results of Operations for the Three Months Ended September 30, 2009…, page 14

Selling, General and Administrative Expenses, page 14

7. We note the decrease in SG&A was primarily due to the recognition of bad debt expense in 2009. Please explain to us how the recognition of bad debt decreased your SG&A expense. To the extent the results are due to a decline in the provision for bad debt, please explain the change in provision and clarify your disclosures in future filings.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,
/s/ Andrew Mew
Andrew Mew
Accounting Branch Chief